May 3, 2024

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Re:	Virpax Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed April 18, 2024 File No: 333-278796

Dear Mr. Crawford:

Reference is made to our letter, filed as correspondence via EDGAR on May 2, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, May 2, 2024, at 5:00 p.m. Eastern Time.

We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the above referenced effective date.

Very truly yours,

VIRPAX PHARMACEUITCALS, INC.

By:	/s/ Gerald Bruce
	Name:	Gerald Bruce
	Title:	Chief Executive Officer

cc:	Leslie Marlow, Blank Rome LLP

Melissa Palat Murawsky, Blank Rome LLP